EXHIBIT 99.1

TiGenix reports 2017 full year results

PRESS RELEASE

Regulated information

inside information

TiGenix reports 2017 full year results

Leuven (BELGIUM) - April 12, 2018, 7:00h CEST - TiGenix NV (Euronext Brussels and NASDAQ: TIG), an advanced biopharmaceutical company focused on exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells to develop novel therapies for serious medical conditions, today reported its business and financial highlights for 2017 and post year-end events.

Key business and financial highlights for 2017 and post year-end highlights

  On March 23, 2018, Alofisel® (darvadstrocel), previously Cx601, received European Commission (EC) approval for the treatment of complex perianal fistulas in adult patients with non-active/mildly active luminal Crohn's disease, when fistulas have shown an inadequate response to at least one conventional or biologic therapy. Alofisel® should be used after conditioning of fistula[1]. This marks the first allogeneic stem cell therapy to receive central marketing authorization approval in Europe.
  EC approval followed a positive recommendation from the Committee for Human Medicinal Products (CHMP) of the European Medicines Agency (EMA) in conjunction with the Committee for Advanced Therapies (CAT) in December 2017.
  In January 2018, the Committee for Orphan Medicinal Products (COMP) of the EMA ratified Alofisel®'s orphan drug status in Europe. Alofisel® was first granted orphan drug designation (ODD) in 2009.
  TiGenix further strengthened its IP protection in 2017 with a global patent license from Mesoblast Limited for the use of adipose-derived mesenchymal stem cells in local treatment of fistulas and the granting of TiGenix' divisional European patent EP 2944688 in October.
  The global pivotal Phase III trial to support a future U.S. registration for Cx601 (darvadstrocel) formally launched in Europe and Israel in June 2017. To support this trial, TiGenix opened its U.S. headquarters in Cambridge, MA, in June 2017 and made two key senior appointments.
  In December 2017, TiGenix announced a strategic focus of its resources and capabilities on its adipose derived stem cell (eASC) platform and product candidates Alofisel®/ Cx601 and Cx611.
  TiGenix' cash position as of December 31, 2017 amounted to EUR 34.1 million. Receipt of marketing authorization for Alofisel® on March 23, 2018 triggered a post year-end milestone payment of EUR 15.0 million from Takeda Pharmaceuticals to TiGenix.

Proposed acquisition of TiGenix by Takeda

On January 5, 2018, Takeda announced its intention to acquire 100% of the securities with voting rights or giving access to voting rights of TiGenix not already owned by Takeda or Takeda's affiliates at a price of EUR 1.78 per share in cash, an equivalent price in cash per American Depositary Share ("ADS") and a price in cash per warrant based on the strike price and maturity of each warrant, representing an aggregate equity value of approximately EUR 520 million.

On February 15, 2018, Takeda formally notified its intention to launch the tender offer to the Belgian Financial Services and Markets Authority (FSMA). TiGenix expects the tender offer to be launched by Takeda during April 2018.

Completion of the tender offer is subject to the following conditions precedent, as U.S. antitrust clearance and the marketing authorization for Alofisel® in the European Union have already been obtained: (i) the tender into the tender offer, in aggregate, of a number of shares, ADSs and warrants that, together with all shares, ADSs and warrants owned by Takeda and its affiliates, represents or gives access to 85% or more of the voting rights represented or given access to by all of the outstanding shares, ADSs and warrants on a fully diluted basis as of the end of the first acceptance period of the tender offer, and (ii) the absence of a material adverse effect occurring at any time after the date of the initial announcement (i.e. January 5, 2018). Only if those conditions are satisfied (or waived by Takeda, as applicable) by the end of the first acceptance period of the tender offer, will the transaction be consummated.

Following approval by the FSMA, Takeda will publish a prospectus in which it will set out the full details of the tender offer, and TiGenix will publish a response memorandum, in which it will set out the position of its board of directors on the tender offer.

TiGenix expects that the results of the first acceptance period of the tender offer will be announced by Takeda approximately 24 business days after the launch of the tender offer.

"This has been a truly momentous period for TiGenix. Alofisel® became the first allogeneic stem cell therapy to receive a marketing authorization in Europe, clearing the last hurdle before being able to make this new treatment option for patients suffering this severe and debilitating complication of Crohn's disease available to the medical community," said Eduardo Bravo, CEO of TiGenix. "We have also taken significant steps to progress the development of Cx601 for complex perianal fistulas in the U.S., and towards other indications in line with our focus on our eASC platform, which includes Alofisel®/ Cx601 and Cx611, as announced in December."

"We believe the intended takeover bid from Takeda is a positive step for TiGenix' security holders and reflects the true value of our dedication to patients over the last few years. We believe that TiGenix' expertise could help Takeda to accelerate its ambition to develop novel stem cell therapies. Takeda is a patient centric company that offers the best capabilities and resources to ensure access to Alofisel®/ Cx601 to patients worldwide."

Operational review

Alofisel® (darvadstrocel) / Cx601

On March 23, 2018, Alofisel® (darvadstrocel), previously Cx601, received European Commission approval for the treatment of complex perianal fistulas in adult patients with non-active/mildly active luminal Crohn's disease, when fistulas have shown an inadequate response to at least one conventional or biologic therapy. Alofisel® should be used after conditioning of fistula1. This marks the first allogeneic stem cell therapy to receive marketing authorization (MA) approval in Europe.

Receipt of the MA triggered a milestone payment from Takeda to TiGenix of EUR 15 million, and the initiation of the process of transferring the MA from TiGenix to Takeda. The MA approval followed a positive recommendation by the CHMP, in conjunction with the CAT, in December 2017. This recommendation was based on the results from TiGenix' Phase III ADMIRE-CD pivotal trial, which included read-outs at 24 and 52 weeks, both published in peer-reviewed journals (24 week data in The Lancet[2] in 2016 and 52 week data in Gastroenterology[3] in 2018); positive follow-up results at 104 weeks, which were not part of the submission dossier, also confirmed the long-term safety and efficacy profile of the product.

In January 2018, the COMP of the EMA ratified Alofisel®'s orphan drug status in Europe. Alofisel® was first granted orphan drug designation in 2009.

In November 2017, the CHMP approved the Company's proposed trade name, Alofisel®, for Cx601. Alofisel is a registered trademark owned by TiGenix and will be used in Europe.

The U.S. Food and Drug Administration (FDA) granted orphan drug designation to Cx601 (darvadstrocel) for the treatment of patients with fistulizing Crohn's disease in October 2017. The FDA grants orphan status for novel products to treat conditions affecting fewer than 200,000 people in the U.S. Orphan designation, which is intended to facilitate drug development for rare diseases, provides substantial benefits to the sponsor, including seven years of market exclusivity following marketing approval, tax credits for clinical research costs, eligibility for orphan product grants and the waiver of certain administrative fees.

In September 2017, TiGenix obtained a license for the commercial production of expanded adipose-derived stem cells (eASCs) at its expanded manufacturing facility in Madrid. The manufacturing license provides production capacity for the potential initial European commercial roll out of Alofisel®. The expanded facility will also provide sufficient capacity for the manufacturing of other pipeline products under development by TiGenix, including Cx611.

In June 2017, TiGenix formally launched the global pivotal Phase III clinical trial for Cx601 for the treatment of complex perianal fistulas in patients with Crohn's disease, which is intended to support a future regulatory filing for Cx601 in the U.S. The global pivotal Phase III trial is a randomized, double-blind, placebo-controlled study designed to confirm the efficacy and safety of a single administration of Cx601 for the treatment of complex perianal fistulas in Crohn's disease patients. The trial design is similar to the European Phase III ADMIRE-CD trial for Alofisel®, with an identical primary endpoint. As of March 31, 2018, patients have been recruited into the trial across 37 sites in seven European countries including Spain, Italy, France, Poland, Belgium, Hungary and the Czech Republic. IND clearance for the start of US recruitment is expected by the end of 2018.

Also in June 2017, TiGenix opened its U.S. headquarters in Cambridge, Massachusetts. TiGenix' U.S. operations are based at the Cambridge Innovation Center in Kendall Square, at the epicenter of the Boston-area biotech hub. TiGenix has since strengthened its U.S. operations with two senior appointments: Dr Gregory Gordon, Head of Medical Department (U.S.) and Annette Valles-Sukkar, Associate Director, Clinical Projects.

TiGenix continued to strengthen its IP protection for Alofisel®/ Cx601 during 2017:

  In December, the Company was granted an exclusive global patent license by Mesoblast Limited for access to certain patents to support the global commercialization of Alofisel®/ Cx601 for the local treatment of fistulas. The agreement includes the right for TiGenix to grant sub-licenses to affiliates and third parties, including TiGenix' current development and commercialization partner ex-U.S., Takeda.
  In November, the patent EP 2292737 entitled "Use of adipose tissue-derived stromal stem cells in treating fistula" was upheld in amended form in an opposition proceeding before the European Patent Office (EPO) Opposition Division. In addition, in October 2017 the EPO granted TiGenix the divisional European patent EP 2944688 entitled "Use of adipose tissue-derived stromal stem cells in treating fistula", protecting pharmaceutical compositions comprising Cx601. These two events provide increased patent protection for the Company's lead product.

TiGenix has also continued to communicate the positive results from the ADMIRE-CD Phase III clinical trial during 2017 and early 2018:

  The 52-week results from the ADMIRE-CD Phase III clinical trial, which highlight that Alofisel® maintained long-term remission of treatment of refractory complex perianal fistulas in patients with Crohn's disease, were published in Gastroenterology3 in January 2018. The results showed that a single injection of Alofisel® was statistically superior to control in achieving combined remission of perianal fistulas at week 52. The one-year data also confirmed the favourable safety and tolerability profile of Alofisel® reported at week 24. These data formed part of TiGenix' European marketing authorization application for Alofisel®.
  The 52-week results have also been presented at a number of important international conferences including the 12th Congress of the European Crohn's and Colitis Organisation (ECCO) in February 2017, and at the 2017 Digestive Disease Week (DDW) annual meeting, one of the most prestigious congresses in gastroenterology (GI), in May 2017. The 52-week results were also selected for an oral presentation at the World Congress of Gastroenterology at the American Congress of Gastroenterology 2017 Annual Scientific Meeting (WCOG/ACG) in October 2017, and were presented at the EHA-SWG Scientific Meeting on Shaping the Future of Mesenchymal Stromal Cells Therapy in November 2017.
  In March 2017, TiGenix announced positive follow-up results at 104 weeks, confirming the long-term safety and efficacy profile of Alofisel® for the treatment of complex perianal fistulas for Crohn's disease patients.

Strategic focus on adipose derived stem cell (eASC) platform

In December 2017, TiGenix announced that the Company would focus its resources and capabilities on its eASC platform technology and product candidates Alofisel®/ Cx601 and Cx611.

This decision followed the positive CHMP opinion for Alofisel® to treat complex perianal fistulas in Crohn's disease, which highlighted the potential of using allogeneic adipose-derived stem cells in the treatment of inflammatory conditions associated with immune-mediated diseases.

TiGenix retains full rights to the development of Cx601 in other indications. The company has identified new indications for Cx601 in a number of areas across fistulising disease where serious unmet medical needs exist, which share similarities with complex perianal fistulas in Crohn's disease in terms of disease development and treatment approaches. TiGenix has been working with its Scientific Advisory Board on the most appropriate clinical development plan for each of these indications prior to discussing with Regulators in Scientific Advice meetings.

TiGenix also continues to advance its Phase Ib/IIa clinical SEPCELL trial to evaluate Cx611, a potential first-in-class, intravenous, allogeneic (or donor derived) stem cell therapy, for the treatment of severe sepsis secondary to community-acquired pneumonia (sCAP) in patients who require mechanical ventilation and/or vasopressors. Patients are currently being recruited across 17 sites in Belgium and Spain, with further countries expected to open during 2018. In Q1 2018, the independent Data Monitoring Committee (iDMC), after reviewing the safety and efficacy data from the first 20 randomized patients, recommended to continue the study with no changes in the protocol.

Financial highlights for 2017

Key figures for the full year 2017 (consolidated)

Revenues for 2017 amounted to EUR 0.9 million, compared to EUR 26.8 million in 2016. The decrease is mainly driven by License revenues obtained from the licensing agreement signed in July 2016 with Takeda. The decrease in Royalties and Grants and other operating income during the year is due to the withdrawal in November 2016 of the marketing authorization of ChondroCelect for commercial reasons.

Total operating charges for 2017 amounted to EUR 54.1 million, compared to EUR 29.8 million in 2016. The increase is mainly due to the increase in Research and Development expenses, driven by the launch of the Phase III clinical trial for Cx601 in the United States, the launch of the Phase Ib/IIa clinical trial for Cx611 in severe sepsis and the impairment of Coretherapix acquisition assets due to the strategic decision of the Company to focus on the eASC platform and put on hold all activities related to the cardiac stem cell (CSC) platform. General and administrative expenses increased to EUR 9.9 million from EUR 8.4 million in 2016 mainly driven by the non-recurrent expenses to explore additional funding in U.S. capital markets, to comply with the U.S. Sarbanes-Oxley Act and U.S. reporting obligations and related to the Mesoblast licensing transaction.

As a result of the above, the operating loss increased in 2017 to EUR 53.2 million, from EUR 3.0 million in 2016.

The Interest on borrowings and other finance costs for 2017 amounted to EUR 7.0 million. These costs include both cash financial expenditures (for EUR 3.0 million) and non-cash financial expenditures resulting mainly from the recording of the financial liabilities at amortized cost (Kreos loan, the ordinary note component of the convertible bonds and the governmental loans). The fair value losses for 2017 amounted to EUR 14.6 million. These losses include non-cash expenses resulting from the change in the fair value of the warrant component of the convertible bonds (mainly as a result of the higher share price at year-end 2017 compared to the share price at year-end 2016) and the warrants issued in connection with the Kreos loan. Income tax losses for 2017 amounted to EUR 0.1 million. The decrease when compared to 2016 is due to the postponement to the year 2018 of the recognition of the tax deductions under Spanish tax law obtained from R&D activities performed during 2016.

As a result of the above, the losses for the year 2017 amounted to EUR 74.8 million compared to a profit of EUR 3.8 million in 2016.

Cash and cash equivalents amounted to EUR 34.1 million on December 31, 2017. After receiving marketing authorization from the European Commission for Alofisel® on March 23, 2018, this financial position will be reinforced with a milestone payment of EUR 15 million from Takeda. Net cash used in operating activities in 2017 amounted to EUR 30.3 million.

Auditor's report
The statutory auditor of the Company, PwC Bedrijfsrevisoren bcvba, has substantially completed its audit of the financial statements of the Company for the year ended December 31, 2017 and intends to issue an unqualified audit opinion with an emphasis of matter paragraph regarding going concern. The auditor's report on the consolidated financial statements, once issued, will be included in the 2017 Annual Report which can be found in the Investors section of the TiGenix website, www.tigenix.com, on or around April 13, 2018.

Investor Conference Call and Webcast

In light of the pending transaction with Takeda, TiGenix will not be hosting a conference call to discuss its 2017 full year results.

For more information please contact:

 TiGenix
 Claudia Jiménez
 Senior Director
 Investor Relations and Communications
 T: +34 91 804 9264
 claudia.jimenez@tigenix.com

 PR Enquiries
 Consilium Strategic Communications
 Chris Gardner, Sukaina Virji, Melissa Gardiner
 T: +44 20 3709 5700
 tigenix@consilium-comms.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells.

TiGenix lead product, Alofisel®, successfully completed a European Phase III clinical trial for the treatment of complex perianal fistulas - a severe, debilitating complication of Crohn's disease. A global Phase III trial intended to support a future U.S. Biologic License Application (BLA) started in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Alofisel® for complex perianal fistulas outside the U.S. TiGenix' second adipose-derived product, Cx611, is undergoing a Phase Ib/IIa trial in severe sepsis - a major cause of mortality in the developed world. TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit http://www.tigenix.com.

About Alofisel® (darvadstrocel) / Cx601

Alofisel®/ Cx601 is a local administration of allogeneic (or donor derived) expanded adipose-derived stem cells (eASCs) for the treatment of complex perianal fistulas in adult Crohn's disease patients that have previously shown an inadequate response to at least one conventional therapy or biologic therapy. Crohn's disease is a chronic inflammatory disease of the intestine and complex perianal fistulas are a severe and debilitating complication for which there is currently no effective treatment. Alofisel®/ Cx601 was granted orphan drug designation by the European Commission in 2009 and by the U.S Food and Drug Administration (FDA) in 2017. TiGenix completed a European Phase III clinical trial (ADMIRE-CD) in August 2015 in which both the primary endpoint and the safety and efficacy profile were met, with patients receiving Alofisel® showing a 44% greater probability of achieving combined remission compared to control (placebo)2. A follow-up analysis was completed at 52 weeks3 and 104 weeks post-treatment, confirming the sustained efficacy and safety profile of the product. The 24-week results of the Phase III ADMIRE-CD trial were published in The Lancet  in July 20162. Based on the positive 24 weeks Phase III study results, TiGenix submitted a Marketing Authorization Application to the European Medicines Agency (EMA). Marketing Authorization in Europe was granted in March 2018. A global Phase III clinical trial (ADMIRE-CD II) intended to support a future U.S. Biologic License Application (BLA) started in 2017, based on a trial protocol that has been agreed with the FDA through a special protocol assessment procedure (SPA) (clinicaltrials.gov; NCT03279081). ADMIRE-CD II is a randomized, double-blind, placebo-controlled study designed to confirm the efficacy and safety of a single administration of Cx601 for the treatment of complex perianal fistulas in Crohn's disease patients. In July 2016, TiGenix entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired exclusive rights to develop and commercialize Alofisel®/ Cx601 for complex perianal fistulas in Crohn's patients outside of the U.S.

Forward-looking information

This press release may contain forward-looking statements and estimates with respect to the anticipated future performance of TiGenix and the market in which it operates and statements regarding the expected consummation of the tender offer, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the tender offer, the possibility that the transaction will not be completed, the impact of general economic, industry, market or political conditions, and the other risks and uncertainties discussed in TiGenix' public filings with the SEC, including the "Risk Factors" section of TiGenix' Form 20-F filed on April 6, 2017, as well as the tender offer documents to be filed by Takeda and the solicitation/recommendation statement to be filed by TiGenix. Certain of these statements, forecasts and estimates can be recognised by the use of words such as, without limitation, "believes", "anticipates", "expects", "intends", "plans", "seeks", "estimates", "may", "will" and "continue" and similar expressions. They include all matters that are not historical facts. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond TiGenix' control. Therefore, actual results, the financial condition, performance, timing or achievements of TiGenix, or industry results, may turn out to be materially different from any future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of the publication of this press release. Takeda and TiGenix disclaim any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in TiGenix' expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by Belgian law.

Prospectus and Response Memorandum

Following its approval by the Financial Services and Markets Authority ("FSMA"), the prospectus (including the acceptance form and the response memorandum) will be available free of charge by telephone (+32 (0)2 433 41 13). An electronic version of the prospectus (including the acceptance form and the response memorandum) will also be available on the websites of BNP Paribas Fortis SA/NV (www.bnpparibasfortis.be/epargneretplacer (French and English) and www.bnpparibasfortis.be/sparenenbeleggen (Dutch and English)), Takeda (http://www.takeda.com/newsroom) and TiGenix (http://tigenix.com/takeda-takeover-bid).

Disclaimer

The tender offer for the outstanding shares, warrants and American Depositary Shares has not yet commenced. This communication is for informational purposes only and does not constitute an offer to purchase securities of TiGenix nor a solicitation by anyone in any jurisdiction in respect of such securities, any vote or approval. If Takeda decides to proceed with an offer to purchase TiGenix' securities through a public tender offer, such offer will and can only be made on the basis of an approved offer document by the FSMA and tender offer documents filed with the U.S. Securities and Exchange Commission ("SEC"), which holders of TiGenix' securities should read as they will contain important information. This communication is not a substitute for such offer documents. Neither this communication nor any other information in respect of the matters contained herein may be supplied in any jurisdiction where a registration, qualification or any other obligation is in force or would be with regard to the content hereof or thereof. Any failure to comply with these restrictions may constitute a violation of the financial laws and regulations in such jurisdictions. Takeda, TiGenix and their respective affiliates explicitly decline any liability for breach of these restrictions by any person.

Important Additional Information for U.S. investors

The voluntary public takeover bid described herein has not yet commenced. This communication is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities of TiGenix.

At the time the voluntary public takeover bid is commenced, security holders of TiGenix are urged to read the offer documents which will be available at www.sec.gov. At the time the voluntary public takeover bid is commenced, it shall be comprised of two separate offers - (i) an offer for all ordinary shares issued by TiGenix (the "Ordinary Shares") and warrants to acquire Ordinary Shares in accordance with the applicable law in Belgium, and (ii) an offer to holders of TiGenix' American Depositary Shares issued by Deutsche Bank Trust Company Americas acting as depositary ("ADSs"), wherever located, and to holders of Ordinary Shares who are resident in the U.S. in accordance with applicable U.S. law (the "U.S. Offer").

The U.S. Offer will only be made pursuant to an offer to purchase and related materials. At the time the U.S. Offer is commenced, Takeda will file, or cause to be filed, a tender offer statement on Schedule TO with the SEC and thereafter, TiGenix will file a solicitation/recommendation statement on Schedule 14D-9, in each case with respect to the U.S. Offer.

Holders of ADSs and Ordinary Shares subject to the U.S. Offer who wish to participate in the U.S. Offer, are urged to carefully review the documents relating to the U.S. Offer that will be filed by Takeda with the SEC since these documents will contain important information, including the terms and conditions of the U.S. Offer. Holders of ADSs and Ordinary Shares subject to the U.S. Offer who wish to participate in the U.S. Offer, are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by TiGenix relating to the U.S. Offer since it will contain important information. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by TiGenix and Takeda with the SEC, at the SEC's website at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement on Schedule 14D-9 and other documents filed with the SEC by TiGenix at www.tigenix.com. In addition to the offer and certain other tender offer documents, as well as the solicitation/recommendation statement, TiGenix files reports and other information with the SEC. You may read and copy any reports or other information filed by TiGenix at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. TiGenix' filings at the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

YOU SHOULD READ THE FILINGS MADE BY TAKEDA AND TIGENIX WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE U.S. OFFER.

[1] Data on file

[2] Panés J, García-Olmo D, Van Assche G, et al., Expanded allogeneic adipose-derived mesenchymal stem cells (Cx601) for complex perianal fistulas in Crohn's disease: a phase 3 randomized, double-blind controlled trial. The Lancet. 2016; 388(10051): 1281-1290.

[3] Panés J, García-Olmo D, Van Assche G, et al., Long-term Efficacy and Safety of Stem Cell Therapy (Cx601) for Complex Perianal Fistulas in Patients With Crohn's Disease. Gastroenterology. 2018; 154:1334-1342.

Attachment

  Key figures for the full year 2017 (consolidated).pdf: http://globenewswire.com/Attachment/DownloadAttachment?articleid=1468916&fileId=526260&filename=01-Key%20figures%20for%20the%20full%20year%202017%20consolidated.pdf&filetype=3&islogo=0